Exhibit 99.2

NAVIGATOR GAS ANNOUNCES COMMENCEMENT OF SECONDARY PUBLIC OFFERING BY SELLING SHAREHOLDER AND CONCURRENT REPURCHASE OF SHARES BY NAVIGATOR GAS

LONDON, June 11, 2024 (GLOBE NEWSWIRE) — Navigator Holdings Ltd. (NYSE: NVGS) (“Navigator Gas,” the “Company,” “we,” or “our”) announced today that BW Group Limited, the selling shareholder of the Company (the “Selling Shareholder”), is offering for sale to the public a total of 6,000,000 shares (the “Offered Shares”) of the Company’s common stock (the “Secondary Offering”).

The Company is not offering any shares of its common stock in the Secondary Offering and will not receive any proceeds from the sale of its shares of common stock in the Secondary Offering.

In addition, the Company intends to purchase from the underwriters in the Secondary Offering half of the total number of Offered Shares (the “Share Repurchase”), representing 3,000,000 shares, at a price per share equal to the price per share to be paid by the underwriters to the Selling Shareholder in the Secondary Offering. The underwriters will not receive any discount or commission in respect of the shares of common stock purchased by the Company from the underwriters in the Share Repurchase. The Share Repurchase is expected to be funded with cash on hand. The terms and conditions of the Share Repurchase were approved and recommended to the Board of Directors of the Company (the “Board”) by a Special Committee of the Board and approved by the Board. The Share Repurchase is conditioned upon the completion of the Secondary Offering, as well as the satisfaction of customary closing conditions, and is expected to close concurrently with the completion of the Secondary Offering. The completion of the Secondary Offering is not conditioned upon the completion of the Share Repurchase.

Citigroup and DNB Markets, Inc. are acting as joint book-running managers for the Secondary Offering.

A shelf registration statement on Form F-3 relating to the shares of the Company’s common stock subject to this Secondary Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2023 and declared effective on July 11, 2023. The Secondary Offering will be made only by means of a prospectus supplement and the accompanying prospectus to be filed with the SEC that form a part of the registration statement. Prospective investors should read the preliminary prospectus supplement and accompanying prospectus or other documents that Navigator Gas has filed with the SEC for more complete information about Navigator Gas and the Secondary Offering. When available, copies of the preliminary prospectus supplement and the accompanying prospectus can be accessed for free through the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from: Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 (Tel: 800-831-9146); or DNB Markets, Inc., 30 Hudson Yards, 81st Floor, New York, New York 10001, Attention: Compliance, compliance.marketsinc@dnb.no.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Navigator Gas

Navigator Gas is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com and
randy.giveans@navigatorgas.com
Address:	333 Clay St., Suite 2480, Houston, Texas, U.S.A. 77002
Tel:	+1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward Looking Statements

This press release contains certain “forward-looking” statements (as defined by the SEC), including statements concerning the conduct of the Secondary Offering, the size and terms of the Secondary Offering, the conduct of the Share Repurchase and the size and terms of the Share Repurchase. All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator Gas files with the SEC.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: Financial